8/4/04

VF 8-11-04

cm

SECUR 04019939 MMISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51022

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.T. Jeffers & Co LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 SE 15th Terrace Ste. 211
(No. and Street)

Deerfield Beach, FL 33441
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Greve & Co, CPA
(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

G.T. JEFFERS & COMPANY, LLC.

FINANCIAL STATEMENTS

December 31, 2003 and 2002

TABLE OF CONTENTS

	Page
Auditors' Report	1
Balance Sheet	2
Statement of Income and Members Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5-6
Supplementary Information	7-11

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Sanford J. Schmidt, CPA
Ellen R. Trageser, CPA
Marc I. Cohen, CPA
Henry P. Greve, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
G.T. Jeffers & Company, LLC.
Boca Raton, Florida

We have audited the accompanying balance sheet of G.T. Jeffers & Company, LLC. as of December 31, 2003 and 2002, and the related statements of income and members equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.T. Jeffers & Company, LLC. as of December 31, 2003 and December 31, 2002, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Schedules II and III are supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Greve + Company

January 22, 2004

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

G.T. JEFFERS & COMPANY, LLC
BALANCE SHEET
December 31, 2003

ASSETS

	2003	2002
Current Assets		
Cash	$ 47,379	$ 23,904
Deposit at Clearing Broker (Note 3)	15,000	100,905
Due from Broker (Note 3)	20,761	1,354
Investments	-	3,300
Total Current Assets	$ 83,140	$ 129,463
Property and Equipment		
Furniture and fixtures	-	10,828
Equipment	-	35,919
Total	-	46,747
Less: accumulated depreciation	-	36,714
Net Property and Equipment	-	10,033
Other Assets		
Prepaid expenses	500	2,000
Total Other Assets	500	2,000
TOTAL ASSETS	$ 83,640	$ 141,496

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Current Liabilities		
Accrued expenses & Accounts Payable	$ 15,144	$ 11,366
Total Liabilities	15,144	11,366
Members' Equity		
Members' equity	68,496	130,130
Total	68,496	130,130
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 83,640	$ 141,496

See Notes to Financial Statements

G.T. JEFFERS & COMPANY, LLC
STATEMENT OF INCOME AND MEMBERS EQUITY
For the Year Ended December 31, 2003

	2003	2002
Income	$ 304,611	$ 394,682
Expenses	366,245	428,764
NET (LOSS) Income	(61,634)	(34,082)
Beginning Members' Equity	130,130	157,212
Equity Contributions	-	7,000
Equity Distributions	-	-
ENDING MEMBERS' EQUITY	$ 68,496	$ 130,130

See Notes to Financial Statements

G.T. JEFFERS & COMPANY, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

	2003	2002
Operating Activities:		
Net (Loss) Income	$ (61,634)	$ (34,082)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	-	15,140
Decrease Deposit at Clearing Broker	85,905	20,247
(Increase) Decrease in Due from Broker	(19,403)	39,887
Decrease in Prepaid Expense	1,500	157
Increase in Accrued Expenses	3,774	(36,210)
Decrease in Investments	3,300	-
Total	75,076	39,221
NET CASH PROVIDED BY OPERATING ACTIVITIES	13,442	5,139
Cash flows from Financing Activities		
Equity Contributions (Distributions)	-	7,000
Decrease in Property	10,033	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	10,033	7,000
Net Change in Cash	23,475	12,139
Cash at Beginning of Year	23,904	11,765
CASH AT END OF YEAR	$ 47,379	$ 23,904
SUPPLEMENTAL INFORMATION		
Cash Paid for:		
Taxes	$ -	$ -
Interest	$ -	$ 259

See Notes to Financial Statements

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

G.T. Jeffers & Company, LLC (the Company) is a broker-dealer specializing in equity securities. The Company, incorporated on March 6, 1998 in the State of Delaware, was formerly known as G.T. Jeffers & Company, Inc. On October 18, 1999, G.T. Jeffers & Company, Inc. was merged into G.T. Jeffers & Company, LLC. The Company commenced broker-dealer operations in October 1998 in the State of Florida. The Company acts primarily in an agency capacity, buying and selling securities for its customers and charging a commission and is also engaged in principal trading of securities for its own account on a risk-less basis, where purchases and sales are matched prior to execution of the trade.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Securities and Transactions

Securities transactions and related commissions are reported on a trade date basis.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements and maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense currently. Depreciation is computed on the straight-line method over five or seven years, the estimated useful lives of the assets.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of the Company's sole member.

Employee Benefit Plan

On November 1, 1999, The Company adopted a 401 (k) plan (the Plan) for eligible employees, which has been approved by the Internal Revenue Service. Under the terms of the Plan, there is no Company match.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. During 2003, the "Net Capital" requirement for the company was reduced to $5,000 from $50,000. During 2002 the "Net Capital" requirement for the Company was reduced to $50,000 from $100,000. At December 31, 2003 the Company's "Net Capital" was $68,496. At December 31, 2002, the Company's "Net Capital" was $114,797. This exceeded the requirements by $63,496 in 2003 and $64,797 in 2002. The ratio of "Aggregate Indebtedness" to "Net Capital" was .089 to 1 at December 31, 2002 and .22 to 1 at December 31, 2003.

Note 3 – RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in New York City. At December 31, 2003 and December 31, 2002, the deposit held by the broker and the amount receivable from broker for commissions, as reflected by the accompanying statement of financial condition, are held by and due from this broker.

Deposits with Financial Institutions

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

Note 4 – LEASE

The Company leases space at 281 N. Federal Highway, Boca Raton, FL. The terms are $750 per month plus electricity. The lease expires January 31, 2004.

Note 5 – RELATED PARTIES

The Company, G.T. Jeffers & Company, LLC, is related through common ownership to First Venture Holding LLC (FVH). The related company offers financial services. By mutual agreement, FVH provides office services to G.T. Jeffers & Company LLC. Office services include all operational costs. For 2003, office service payments amounted to $55,000.

G.T. JEFFERS & COMPANY, LLC.

SUPPLEMENTARY INFORMATION

December 31, 2003 and 2002

G.T. JEFFERS & COMPANY, LLC
SUPPLEMENTARY INFORMATION - SCHEDULE I
For the Year Ended December 31, 2003

Income:	2003	2002
Commission Income	$ 299,351	$ 246,644
Trading Profits (Loss)	4,786	146,656
Interest	474	1,382
TOTAL INCOME	$ 304,611	$ 394,682
Expenses:		
Clearing	38,769	47,034
Commissions	219,933	37,124
Communications	3,105	8,023
Depreciation (Note 2)	-	15,140
Insurance	12,253	2,135
Interest	-	259
Other General and Administrative	1,121	0
Professional Fees	8,825	16,313
Licenses and Registrations	9,364	46,986
Rent	2,532	19,513
Salary and Rebated Costs	-	161,236
Auto	4,379	6,353
Bank charges	1,841	854
Donations	100	1,122
Dues and subscriptions	-	2,130
Office supplies	1,022	36,296
Travel	5,532	3,593
Postage	-	5,716
Printing	-	1,758
Recruiting	-	17,179
Management Fee	55,000	-
Seminars	2,469	-
TOTAL EXPENSES	$ 366,245	$ 428,764

See Notes to Financial Statements

G.T. JEFFERS & COMPANY, LLC
SUPPLEMENTARY INFORMATION - SCHEDULE II
For the Year Ended December 31, 2003

	2003	2002
CREDITS		
Member's equity	$ 68,496	$ 130,130
DEBITS		
Property and equipment	-	10,033
Instruments	-	3,300
Prepaid expenses	-	2,000
Total debits	-	15,333
Net Capital	68,496	114,797
MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $15,144	5,000	50,000
EXCESS NET CAPITAL	$ 63,496	$ 64,797
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.22 to 1	.089 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accrued Expenses	15,144	11,366
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2001		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$ 76,244	$ 113,811
Net audit adjustments	(7,748)	8,074
Decrease in non-allowance assets	-	7,088
Net Capital per above	$ 68,496	$ 114,797

See Notes to Financial Statements

G.T. JEFFERS & COMPANY, LLC
SUPPLEMENTARY INFORMATION - SCHEDULE III
For the Year Ended December 31, 2003

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement.

See Notes to Financial Statements

COHEN GREVE & COMPANY CPA, P.C.

Certified Public Accountants

J. Timothy Sherman, CPA
Sanford. J. Schmidt, CPA
Ellen R. Trageser, CPA
Marc I. Cohen, CPA
Henry P. Greve, CPA

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
G. T. Jeffers & Co. LLC
New York, NY

In planning and performing our audit of the financial statements and supplemental schedule of G. T. Jeffers & Co., LLC (the Company) for the year ended December 31, 2003 and December 31, 2002, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances o the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1- Making quarterly securities examinations, counts, verification, and comparisons.
2- Recordation of differences required by rule 17a-13.
3- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of controls and of the and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss form the unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

G.T. JEFFERS & COMPANY, LLC
SUPPLEMENTARY INFORMATION - SCHEDULE III
For the Year Ended December 31, 2003

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement.

G.T. JEFFERS & COMPANY, LLC
SUPPLEMENTARY INFORMATION - SCHEDULE III
For the Year Ended December 31, 2003

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement.

See Notes to Financial Statements

G.T. JEFFERS & COMPANY, LLC
SUPPLEMENTARY INFORMATION - SCHEDULE III
For the Year Ended December 31, 2003

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement.

See Notes to Financial Statements